Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

August 29, 2025

VIA EDGAR TRANSMISSION

Ms. Anu Dubey

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tidal Trust II (the “Trust”)
Post-Effective Amendment No. 375 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 811-23793; 333-264478

Dear Ms. Dubey:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on August 12, 2025, with respect to the registration statement of the YieldMax® SCHD DoubleDiv™ ETF (the “Fund”), a series of the Trust.

For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

Prospectus

1.	In recent months, we’ve provided you with comments and feedback on similar products that have sought to provide cash payments to investors using similar strategies, including a potential reliance on return of capital. Those comments would apply to similar aspects of your strategy here. Please confirm you’ve considered those comments with respect to this Fund as appropriate.

Response: The Trust confirms that it has considered the referenced comments on similar products and will ensure that applicable revisions agreed upon with respect to similar products will be incorporated here as well.

2.	The Fund’s name includes the phrase “SCHD Double Div” and disclosure states that the Fund’s targeted distribution level is the “Double Div Target.” Provide us with analysis of why you believe that the name and such statements comply with rule 156 limits on representations about future performance.

Response: To avoid implying that the Fund seeks to provide double the distribution yield or income of SCHD, the Trust has determined to change the Fund’s name to “YieldMax® SCHD Target Double Distribution ETF” and the Fund’s targeted distribution level to “Double Distribution Target.”

3.	With respect to the sentence indicating that “the Fund will maintain an allocation to cash or U.S. Treasuries, generally between 0% and 20% of total assets,” please revise to include money market funds since these are mentioned later in the Fund’s strategy disclosure.

Response: The Trust has made the requested revision.

4.	Will there be any potential NAV decay associated with the options strategy and/or return of capital? If so, please ensure the strategy disclosure addresses this concept.

Response: The Trust responds by making revisions as provided to the Staff under separate cover.

5.	With respect to the second paragraph of the section titled “Options Strategy,” explain how the statement that the “DoubleDiv Target” does not “represent a yield or return target” is accurate given the Fund’s name and the fact that it uses the annualized distribution yield of SCHD as the amount that the Fund aims to double.

Response: The Trust responds supplementally by noting that, as stated above in response to comment 2, the Fund’s name will be changed to YieldMax® SCHD Target Double Distribution ETF and the Fund’s defined term for its targeted distribution level will be changed to “Double Distribution Target.”

In addition, the Trust directs the Staff to the introduction of the referenced paragraph where it states (emphasis added) that the Fund’s goal is make “cash distributions to shareholders equivalent to an annualized distribution rate that is approximately double the annualized distribution yield of SCHD at the time of such distributions.” This disclosure (and other similar disclosures in the Fund’s principal investment strategies) make clear that the Fund is seeking to provide cash distributions (rather than income distributions) that are double the annualized distribution yield of SCHD. The specific disclosure referenced by the Staff for this comment further supplements these disclosures by explicitly stating that the Fund’s target is not a yield or return target. In addition, disclosure included later in the strategy section (which has been enhanced in the revised disclosure provided to the Staff under separate cover) informs shareholders that the Fund may make return of capital distributions to achieve this target.

Accordingly, the Trust believes the disclosures included in the referenced paragraph, when taken together, are clear and informative as to the nature of the Fund’s strategy and its cash distribution target.

6.	With respect to the last sentence (bolded) of second paragraph of the section titled “Options Strategy,” delete “Div” from the Fund’s name and in the defined term “DoubleDiv Target,” given that to meet the target, the Fund may distribute return of capital which is not a dividend. Alternatively, delete this bolded sentence and related explanatory disclosure in Item 9 and confirm to the Staff that Fund will not count ROC distributions toward the “Double Div Target.” Please also confirm that the Fund will BXT this filing while Staff works through its concerns.

Response: The Trust responds supplementally by noting that, as stated above in response to comment 2, the Fund’s name will be changed to YieldMax® SCHD Target Double Distribution ETF and the Fund’s defined term for its targeted distribution level will be changed to “Double Distribution Target.” The Trust also confirms that it will BXT the filing while the Staff works through its concerns.

7.	In the section titled “Options Strategy” it states that “[t]he Adviser employs different options strategies based on its market outlook,” yet only one strategy is discussed in this section. Please disclose any options strategies that are principal strategies here, along with a brief description of such strategy.

Response: In light of the fact that similar disclosure has already gone through the comment process multiple times, the Trust intends to retain the current format and respectfully declines to make revisions associated with this comment. In addition, the Trust respectfully notes that the Fund’s Item 9 disclosure describes the various options strategies that the Fund may employ. The Trust notes that the “Options Strategy” section has been supplemented to add a cross-reference to the Item 9 disclosures.

2

8.	Regarding the Fund’s 80% policy, revise so that it also includes reference to dividend paying securities given the term “Div” in the Fund’s name.

Response: The Trust notes that, per its response to comment 2 above, the Fund’s name has been changed to “YieldMax® SCHD Target Double Distribution ETF,” and no longer includes the term “Div.” Inclusion of the phrase “Target Double Distribution” in the proposed new name refers to the Fund’s investment strategy rather than a particular investment type. Therefore, the Trust believes the current 80% policy is appropriate as written.

However, the Trust also notes that the current 80% policy states that the Fund will (emphasis added) “invest at least 80% of the value of its assets, plus borrowings for investment purposes, in SCHD and options contracts on the Underlying Securities.” SCHD is a defined term, referring to Schwab U.S. Dividend Equity ETF, an exchange-traded fund that seeks to track the performance of the Dow Jones U.S. Dividend 100 Index. The Dow Jones U.S. Dividend 100 Index is designed to measure the performance of high dividend yielding U.S. stocks with a record of consistently paying dividends and demonstrating fundamental strength relative to their peers, based on key financial ratios. Should the Staff interpret the Fund’s name as implying an investment in distribution paying stocks, the Trust believes inclusion of SCHD in the 80% policy, which provides the Fund with exposure to high dividend yielding U.S. stocks, appropriately addresses inclusion of “Distribution” in the Fund’s name.

9.	Regarding the section describing SCHD:
a.	If the Dow Jones U.S. Dividend 100 Index only includes exchange listed equities, please disclose that.
b.	If SCHD is currently concentrated in an industry, and that exposure is a principal strategy for the Fund, disclose that SCHD is concentrated in that industry. Disclose corresponding risks in the risk section.
c.	Move the bolded disclaimers to the Item 9 section of the prospectus. See General Instruction C(3)(b) of Form N-1A.

Response: With respect to sub(a) of the Staff’s comment, revisions have been made to clarify that all of the Index’s holdings are exchange listed.

With respect to sub(b) of the Staff’s comment, the Trust responds supplementally by noting that the Index is not currently concentrated in an industry.

With respect to sub (c) of the Staff’s comment, similar disclosure has already gone through the comment process multiple times. The Trust also believes this is relevant disclosure regarding SCHD, a core investment for the Fund, and therefore not prohibited by General Instruction C(3)(b) of Form N-1A. Therefore, the Trust intends to retain the current format and respectfully declines to make revisions associated with this comment.

10.	If the Fund can take temporary defensive positions, please disclose that fact in the Item 9 section and also include the types of investments that may be used for that purpose.

Response: Applicable disclosure has been added to the Item 9 section as provided to the Staff under separate cover.

3

11.	In the Item 9 section, consider revising the “Options Strategies” section to state that the below disclosure showing examples does not take into account the effect of the Fund with respect to the Fund’s long positions in the SCHD shares.

Response: The Trust responds by directing the Staff to the existing “Options Strategy Risk” disclosure which describes the risks associated with the Fund’s long shares of SCHD declining in value while at the same time some or all of the underlying securities upon which the options are written appreciating past their strike prices. Accordingly, the Trust respectfully declines to make revisions associated with this comment.

12.	With respect to the section titled “Options Premiums & Technical Return of Capital Classifications (Not Economic Returns of Capital),” provide the Staff with a specific financial reporting provision that permits option premiums to be classified as ROC.

Response: The Trust respectfully notes that the accounting treatment of option premiums is governed by U.S. GAAP for investment companies under ASC 946, which requires option transactions to be accounted for based on their overall realized results. Premiums received are recognized as part of the realized gain or loss on the option transaction once closed or expired. However, when the overall option activity results in a net realized loss, any related distributions to shareholders sourced from such premiums cannot properly be characterized as income or capital gains. Instead, consistent with the requirements of Regulation S-X and Subchapter M of the Internal Revenue Code, such amounts must be classified as a return of capital.

13.	Ensure that Item 9 risk factors are ordered alphabetically per the current disclosure.

Response: The Trust responds by confirming the risk factors have been ordered alphabetically.

14.	In the “Portfolio Holdings” section, delete “When available” from the second sentence.

Response: The Trust responds by making the requested revision.

SAI

15.	With respect to the Fund’s Redemption Transaction Fee, confirm supplementally that the fixed fee and variable fee added together will not exceed 2%. Refer to Rule 22c-2(a)(1)(i) under 1940 Act.

Response: The Trust responds supplementally by confirming that the Fund’s “Redemption Transaction Fees” will comply with the limits set forth in Rule 22c-2(a)(1)(i).

If you have any questions or require further information, please contact John Hadermayer at (262) 318-8236 or jhadermayer@tidalfg.com.

Sincerely,

/s/ John Hadermayer

John Hadermayer

SVP of Legal Services

Tidal Investments LLC

4